Exhibit 99.2

AURINIA PHARMACEUTICALS INC.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Aurinia Pharmaceuticals Inc. (the “Company”) held on June 21, 2017.

Description of Matter

Resolution to elect the management nominees as directors of the Company.

Resolution to appoint
PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditors of the Company until its next annual general meeting, at a remuneration to be fixed by the directors.

Resolution to approve the unallocated entitlements under the Company's stock option plan
Outcome of Vote

All nominees proposed by management were elected to serve as directors of the Company until its next annual general meeting.

Details of the voting by proxy are as follows:

Name	Votes in Favour	Votes Withheld
Richard Glickman	25,669,594 (96.70%)	875,695 (3.30%)
Benjamin Rovinski	26,302,828 (99.09%)	242,461 (0.91%)
David Jayne	19,053,026 (71.78%)	7,492,263 (28.22%)
Hyuek Joon Lee	26,266,015 (98.95%)	279,274 (1.05%)
Lorin Randall	20,022,046 (75.43%)	6,523,243 (24.57%)
George Milne	26,308,565 (99.11%)	236,724 (0.89%)

Resolution passed by requisite majority.

Details of the voting by proxy are as follows:

Total shares voted in favour: 62,311,503 (98.69%)

Total shares withheld: 825,361 (1.31%)

Resolution passed by requisite majority.

Details of the voting by ballot are as follows:

Total shares voted in favour: 18,788,103 (70.23%)

Total shares voted against: 7,965,988 (29.77%)

DATED this 22nd day of June, 2017

AURINIA PHARMACEUTICALS INC.

By:	/s/ Dennis Bourgeault
Name: Dennis Bourgeault
Title: Chief Financial Officer